1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

ALLISON FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 698 698 3599 Fax

February 28, 2020

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File Nos. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, Permanence Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2019. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 229 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 2, 2020.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please confirm whether the 1 Year expense example for Class A shares shows the impact of the contingent deferred sales charge (“CDSC”). If appropriate, please revise the disclosure to reflect the foregoing CDSC for sales made within 18 months.

Response 1. We respectfully acknowledge the comment; however, the expense example required by Item 3 of Form N-1A is based on a $10,000 investment. The CDSC applies to those purchases that are not subject to an initial sales charge (i.e., those purchases greater than $1 million as stated in the section of the prospectus entitled “Shareholder Information—Sales Charges Applicable to

Purchases of Class A Shares”). A shareholder who purchases $10,000 of Class A shares of the Fund would not be subject to a CDSC and therefore, revisions to the disclosure are not required.

Comment 2.	Please revise the disclosure to clarify what “attractive risk/reward” modifies with respect to the companies in which the Fund invests.

Response 2. We respectfully acknowledge the comment; however, we believe the existing disclosure appropriately informs investors that the Adviser favors companies with competitive risk-adjusted attributes. This judgment may include an analysis of, among other things, a company’s cash flow, prospective market share and potential to build incremental value.

Comment 3.	Please consider removing the liquidity risk disclosure from the section of the prospectus entitled “Fund Summary—Principal Risks” in light of the lack of corresponding investment strategy disclosure.

Response 3. We respectfully acknowledge the comment; however, we believe that the Fund’s current disclosure is appropriate. The liquidity risk disclosure is designed to capture a general principal risk applicable to the Fund’s portfolio. Depending on market conditions, any security in the Fund’s portfolio could present liquidity risk. Furthermore, liquidity risk is an inherent risk of investing in foreign and emerging market securities, which is a permitted investment strategy of the Fund.

Comment 4.	Please consider revising the Fund’s disclosure in the section of the prospectus entitled “Fund Summary—Principal Investment Strategies” to include disclosure regarding the Fund investing in a limited number of issuers as reflected in the respective principal risk tile.

Response 4. We respectfully acknowledge the comment; however, we believe that the Fund’s existing principal investment strategy disclosure appropriately conveys that the Fund may invest in a limited number of issuers given the Fund’s focus on “long-term investments in companies.” We hereby confirm that the “Focused Investing” disclosure will be monitored on an ongoing basis and feel the disclosure as stated is sufficient in the “Fund Summary—Principal Risks” section.
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COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 5.	With respect to fundamental investment limitation eight, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 5. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,
/s/ Allison Fumai
Allison Fumai
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